Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 18, 2019

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise Cloud Infrastructure Fund (S000064221)
Tortoise Digital Payments Infrastructure Fund (S000064222)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on December 4, 2018 and in subsequent telephone conversations regarding the Trust’s Post-Effective Amendment (“PEA”) No. 390 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of registering the Tortoise Cloud Infrastructure Fund (the “Cloud Infrastructure Fund”) and the Tortoise Electronic Transactions Fund, each a series of the Trust. Please note that, in addition to the changes being made in response to comments from the Staff, the Trust intends to change the name of the Tortoise Electronic Transactions Fund to the Tortoise Digital Payments Infrastructure Fund (the “Digital Payments Infrastructure Fund” and together with the Cloud Infrastructure Fund, the “Funds”).  PEA No. 390 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on October 31, 2018.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Comments for Both Funds

1.	Please provide the Staff with a copy of the methodology or white paper for each Fund’s Underlying Index.

The Trust has supplementally provided the methodology for each Fund’s Underlying Index to the Staff under separate cover.

2.	Please update the Series and Class IDs within the Edgar System to reflect each Fund’s ticker symbol.

The Trust responds by updating the Series and Class IDs within the Edgar System.

3.	Please provide the completed Fees and Expenses Table for each Fund.

The Trust responds by providing the requested disclosure, which is the same for each Fund:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of shares.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.40%

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$41	$128

4.
On Pages 3 and 11 of the Prospectus, the Principal Investment Strategies discuss “liquidity turnover” as a component of inclusion in each Fund’s Underlying Index. Please explain “liquidity turnover” in plain English.

The Trust respectfully declines to revise the disclosure, noting that each Fund’s Principal Investment Strategies currently include the following disclosure: “Liquidity turnover is calculated by dividing a company’s three-month average daily trading volume in U.S. dollars by the company’s total U.S. dollar market cap at the end of the three-month period.” The Trust believes that this disclosure provides a plain English explanation of the concept of Liquidity Turnover as a measurement of a potential Underlying Index constituent’s liquidity.

5.
Pages 4 and 12 of the Prospectus state “The Underlying Index was established in 2018 and is owned by the Adviser. The Adviser (also referred to herein as the “Index Provider”) provides the Underlying Index for use by the Fund at no cost to the Fund.” Please confirm if there is a licensing agreement to use the Index for each Fund, and if so, please include that agreement as an exhibit.

The Trust responds that there is not a licensing agreement in place between the Funds and the Adviser, and as mentioned above, language is included in the prospectus that the Adviser provides each Underlying Index at no cost to the Funds.

6.
Pages 4 and 12 of the Prospectus include the following disclosure under the “Principal Investment Strategies for Each Fund:  “The Fund has elected to be, and intends to qualify each year for treatment as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).”  Please consider relocating this disclosure as it is not an investment strategy.

The Trust responds by moving the noted disclosure to the “Dividends, Distributions and Taxes” section of the Prospectus.

7.
Beginning on Pages 4, 12 and 18 of the Principal Risks sections of the Prospectus, please clarify if the Fund’s risks are listed in order of importance, or if they are listed randomly. If the order is random please consider re-organizing in order of importance.

The Trust responds that the principal risk factors are not listed in order of importance but the Trust respectfully declines to re-order the principal risk factors. As the Fund’s holdings change, the relative importance of the individual risk factors will change as well.

8.
Page 24 of the Prospectus, under “Investment Adviser” includes disclosure that “The Adviser provides actively researched indices and passively managed exchange-traded products. Its indices are intended to fill a void in the essential asset universe and provide benchmarks for use by investment professionals, research analysts and industry executives to analyze relative performance as well as to provide a basis for passively managed exchange-traded products.” Please explain what is meant by the “essential asset universe.”

The Trust responds by adding the following disclosure on page 24 of the Prospectus, following the disclosure noted above: “The Adviser defines essential assets as “Those assets and services that are indispensable and necessary to the functioning of our infrastructure, our economy and our society as a whole.”

Comments for the Cloud Infrastructure Fund

9.
Please revise the bullet points under “Principal Investment Strategies” on page 2 of the Prospectus so that they are written in plain English and could be understood by someone not familiar with the cloud infrastructure industry.

The Trust responds by revising the first paragraph under “Principal Investment Strategies and the subsequent bullet point list as follows:

The Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index. The Underlying Index is a proprietary rules-based, modified market capitalization weighted, float adjusted index designed to track the overall performance of equity securities of global cloud computing infrastructure companies (“Cloud Companies”) listed on a developed country exchange. A list of developed market exchanges is below.  The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., Cloud Companies).

Computers are limited in terms of how much information they can process or store at any given time. Cloud computing and Cloud Companies enable users to use a connection via internet where individual computers can access a larger, consolidated database, instead of requiring each computer to have a large amount of space.  All users share and see the same information stored on a centralized computer, and each local machine simply requests access to that information, whether through an application, an internet browser, or some other method.  A Cloud Company is defined as a company that, as of the last rebalance of the Underlying Index, derives at least 50% of gross revenues, operating income, EBITDA, or assets from the following areas:

●
Cloud Systems/Services:  Companies that provide a variety ~~myriad~~ of different IT resources remotely, generally over the internet; this is the core of the cloud computing industry.  ~~This includes platforms for general computing, SaaS (software as a service), PaaS (platform as a service), and IaaS (infrastructure as a service)~~ Companies in this segment may provide full cloud services or specialize in a particular type of cloud service, such as data storage.

●
Cloud Consulting Software/Services:  Companies that provide software and services that help develop and organize how cloud based data interacts with the information stored on local servers and the different devices that rely on information from the cloud.  t~~hat facilitate the development and architecture.~~  Cloud users often maintain some level of data storage on their own servers, particularly sensitive data. Cloud users may need to integrate that data with market or other data. Cloud management software companies ~~of the cloud, or~~ enable these various resources to interact ~~cloud service providers to more~~ efficiently ~~manage cloud data usage~~.

●
Cloud Security:  Companies that provide user identification, authentication and/or general security for cloud related applications, such as remote desktop connections, to prevent unauthorized individuals from accessing data.

●
Cloud Hardware:  Companies that make and sell the hardware that supports cloud data center computing power.  This includes servers and functioning components of servers that are essential in creating the computers that support remote access. Some companies in this group might also provide cloud services/software but create the hardware necessary to support those other business lines.  Hardware is limited to functioning products, and does not include upper value chain component parts such as semiconductors.

●	Cloud Data Centers: Companies that own, operate, and/or lease access to real estate or data centers that cloud services companies utilize ~~for~~ to store their computing power.

10.
Page 2 of the Prospectus, under “Principal Investment Strategies includes the following disclosure following the bullets which discuss the definition of a Cloud Company: “Companies are also eligible for inclusion in the Underlying Index if their revenue is in the top ten globally in cloud systems/services.”  For purposes of Rule 35d-1 under the 1940 Act, the Staff has considered a company that does not derive at least 50% of revenues from the stated industry to be counted against an 80% test if such a company’s primary source of revenue was in the stated industry, the company was in the top five in market share in the stated industry and had 10% of global market share in the stated industry. The Staff does not consider solely being in the top ten in market share to be sufficient for Rule 35d-1 purposes. Please advise or revise.

The Trust respectfully declines to revise the disclosure stating that “Companies are also eligible for inclusion in the Underlying Index if their revenue is in the top ten globally in cloud systems/services.” The Trust notes that, while the Cloud Infrastructure Fund is required to comply with Rule 35d-1, the Underlying Index is not. To ensure that the Cloud Infrastructure Fund will be able to track the Underlying Index while also adhering to Rule 35d-1, the Adviser will revise the Underlying Index methodology to include a rule limiting the constituents of the Underlying Index that are not Cloud Companies to no more than 20% of the total index market capitalization.

11.
Page 3 of the Prospectus, under “Principal Investment Strategies” includes the following disclosure: “Should the number of securities that meet the index inclusion criteria fall below 30, the Underlying Index may include additional securities that have exposure to the cloud infrastructure industry, but fall below the market cap or the liquidity turnover threshold otherwise required for inclusion.”  The Staff does not consider “exposure to the cloud infrastructure industry” sufficient for Rule 35d-1 purposes. Please advise or revise.

The Trust notes that a company does not need to meet the Underlying Index requirements for liquidity or market capitalization in order to satisfy the definition of “Cloud Company” as set for the in the Prospectus. Should the number of securities which meet the Underlying Index’s inclusion criteria fall below 30, the Underlying Index would only include additional Cloud Companies or companies in the top ten in global revenue in cloud systems/services but those which did not satisfy the market cap or liquidity turnover thresholds for inclusion. Accordingly, the disclosure is revised as follows:

Should the number of securities that meet the index inclusion criteria fall below 30, the Underlying Index may include additional Cloud Companies or companies in the top ten in global revenues in the cloud systems/services area ~~securities that have exposure to the cloud infrastructure industry, but~~ that fall below the market cap or the liquidity turnover threshold requirements otherwise required for inclusion.

Comments for the Tortoise Digital Payments Infrastructure Fund

12.
Please revise the second bullet under “Global Electronic Payments” on page 10 of the Prospectus in plain English and explain why companies that provide “Associated Products or Services” should fall under the definition of Electronic Transactions Companies for purposes of Rule 35d-1. Please also supplementally provide a list of companies that would fall into this category.

The Trust responds supplementally that companies that operate in the “Associated Products or Services” segment are Digital Payments Companies because they are directly involved in the processing of electronic payments. These companies provide the products and services that facilitate the processing of electronic transactions. In addition, the Trust will revise the disclosure as follows:

●	Digital Transaction Processing includes:
o
Merchant acquirers: ~~or processors~~, ~~who~~ Merchant acquirers are responsible for signing merchants to card acceptance agreements ~~and operating~~ which allow local merchants to accept credit cards. Merchant acquirers operate as the gateway to the credit card networks.

o
Processors/Issuer Processors: Processors operate by providing authorization, data transmission and settlement functions.  It also includes issuer processors who provide outsourced services to the credit card issuing community, including authorization and settlements.

o
Supporting Products or Services: Companies ~~Additionally, companies~~ that provide products (such as Point of Sale terminals), or services to merchants or payment processors are included in this category.

The Trust further responds supplementally that companies which would fall into the “Supporting Products or Services category would include Square, Inc., USA Technologies, Inc., and Euronet Worldwide; each of which derive at least 50% of their revenues from digital transaction processing.

13.	Please revise the second bullet under “Innovative Transaction Solutions and Services on page 11 of the Prospectus in plain English.

The Trust responds by revising the disclosure as follows:

Online Financial Services Market Place: Defined as companies that operate primarily online and whose primary business is to ~~utilize~~ make completing an online financial transaction easier. These are companies that use technology to improve traditional methods of matching counterparties for transactional based finance ~~(such as peer to peer lending)~~.  Capital markets transactions, such as the buying and selling of stock, bonds or other investment products are not included in this group.

14.	On Pages 13 and 20 of the Principal Risks section of the Prospectus, please consider revising the “Newer Fund Risk” to be “New Fund Risk.”

The Trust responds by making the requested revision.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.